UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   November 12, 2021

East Stone Acquisition Corporation

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39233	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Mall Road, Suite 330

Burlington, MA 01803

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (781) 202 9128

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, one Right and one Warrant	ESSCU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	ESSC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Ordinary Share	ESSCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Ordinary Share, each whole Ordinary Share exercisable for $11.50 per share	ESSCW	The Nasdaq Stock Market LLC

Item 1.01 Entry Into A Material Definitive Agreement.

Forward Share Purchase Agreement with Glazer Capital, LLC and Meteora Capital, LLC

On November 12, 2021, East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), entered into certain forward share purchase arrangements (the “Forward Share Purchase Agreements”) with Sea Otter Securities (“Sea Otter”), Stichting Juridisch Eigendom Mint Tower Arbitrage Fund (“Mint Tower”), Glazer Special Opportunity Fund I, LP (“Glazer”) and Meteora Capital Partners, LP (“Meteora” and, together with Sea Otter, Mint Tower, and Glazer, the “Backstop Investors”), which provide that such investors will not redeem shares that they each hold in connection with the proposal to extend the date by which East Stone has to consummate a business combination from November 24, 2021 to February 24, 2022 (the “Extension”) and the proposed transactions (the “Business Combination”) pursuant to Business Combination Agreement (as defined below), and instead would each either hold such shares for a period of time following the consummation of the Business Combination, at which time they will each have the right to sell them to East Stone at $10.41 per share, or will sell such shares on the open market during such time period at a market price of at least $10.26 per share.

Reference is made to the Business Combination Agreement (the “Original Agreement”), dated February 16, 2021, with Navy Sail International Limited, a British Virgin Islands company (“Navy Sail”), JHD Technologies Limited, a Cayman Islands company (“Pubco”), Yellow River MergerCo Limited, a British Virgin Islands company and a wholly-owned subsidiary of Pubco, JHD Holdings (Cayman) Limited, a Cayman Islands company (“JHD”), Yellow River (Cayman) Limited, a Cayman Islands company (“Primary Seller”), and each of the holders of JHD’s capital shares that become parties to the Business Combination Agreement after the date thereof (collectively with Primary Seller, the “Sellers”), and Double Ventures Holdings Limited, a British Virgin Islands business company, for limited purposes thereof, and as previously disclosed in the Current Reports on Form 8-K of East Stone filed with the SEC on September 17, 2021 and on October 14, 2021, on September 13, 2021, the parties thereto entered into that certain Amended and Restated Business Combination Agreement and on October 7, 2021, the parties thereto entered into that certain Second Amended and Restated Business Combination Agreement (the “Business Combination Agreement”).

On November 12, 2021, East Stone entered into a Forward Share Purchase Agreement (the “Glazer Purchase Agreement”) with Glazer and Meteora (Meteora, together with Glazer, the “Principal Investors”). Pursuant to the terms of the Glazer Purchase Agreement, the Glazer Investors agreed to (i) not request redemption of any of up to 974,658 ordinary shares of East Stone in the aggregate between the Glazer Investors (the “Glazer Shares”) in conjunction with East Stone’s shareholders’ approval of the Business Combination, or (ii) tender the Glazer Shares to East Stone in response to any redemption or tender offer that East Stone may commence for its ordinary shares (the “Restrictions”); provided that all of the Additional Investors shall be bound by a substantially similar restriction as the Restrictions in any Additional Investor Agreements. In exchange for agreeing to the Restrictions, East Stone has agreed that, upon the timely request of the Glazer Investors, it will acquire the Glazer Shares at a price of $10.41 per share on the three-month anniversary of the closing of the Business Combination (the “Business Combination Closing Date”). The Glazer Investors shall notify East Stone and the Escrow Agent (as defined in the Glazer Purchase Agreement) in writing five business days prior to the three-month anniversary of the Business Combination Closing Date) whether or not they are exercising their right to sell the Glazer Shares to East Stone pursuant to the Glazer Purchase Agreement (each, a “Glazer Shares Sale Notice”). Any Glazer Investor that fails to timely deliver a Glazer Shares Sales Notice in accordance with the immediately preceding sentence shall be deemed to have forfeited its right to sell any Glazer Shares to East Stone pursuant to the Glazer Purchase Agreement..

Notwithstanding anything to the contrary in the Glazer Purchase Agreement, commencing on the day after the Business Combination Closing Date, the Glazer Investors may sell the Glazer Shares in the open market as long as the sales price exceeds $10.26 per Glazer Share prior to payment of any commissions due by the Glazer Investors for such sale. If the Glazer Investors sell any Glazer Shares in the open market during the first month following the Business Combination Closing Date at a sales price per Glazer Share that is greater than $10.26 (each such share, an “Early Sale Share”), then East Stone shall pay to each selling Glazer Investor a premium of $0.05 per Early Sale Share (the “Early Sale Premium”) sold by such Glazer Investor.

Simultaneously with the closing of the Business Combination, East Stone will deposit into an escrow account with the Escrow Agent, subject to the terms of an escrow agreement to be entered into prior to the Business Combination, an amount equal to the lesser of (i) $10,146,189.78 and (ii) $10.41 multiplied by the number of Glazer Shares held by the Glazer Investors as of the closing of the Business Combination. East Stone’s purchase of the Glazer Shares will be made with funds from the escrow account attributed to the Glazer Shares. In the event that any Glazer Investor sells any Glazer Shares as provided for above, it shall provide an Open Market Sale Notice to East Stone and Escrow Agent within three business days of such sale, and the Escrow Agent shall release from the escrow account for East Stone’s use without restriction an amount equal to the pro rata portion of the escrow attributed to the Glazer Shares which the Glazer Investors have sold; provided that if a Glazer Investor sold any Early Sale Shares, then the Escrow Agent shall release from the escrow account (x) for the selling Glazer Investor’s use without restriction an amount equal to the Early Sale Premium with respect to the Early Sale Shares sold by such Glazer Investor, and (y) for East Stone’s use without restriction an amount equal to the number of Early Sale Shares sold in the Early Sale multiplied by $10.36. In the event that any Glazer Investor chooses not to sell to East Stone any Glazer Shares that they own as of the three-month anniversary of the Business Combination Closing Date, the Escrow Agent shall release all remaining funds from the escrow account to East Stone for East Stone’s use without restriction.

East Stone agreed to indemnify the Glazer Investors and their respective officers, directors, employees, agents and shareholders (collectively referred to as the “Glazer Indemnitees”) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable and documented out-of-pocket outside counsel fees, which the Glazer Indemnitees may suffer or incur by reason of any action, claim or proceeding, in each case, brought by a third party creditor of East Stone, East Stone or any of their respective subsidiaries asserting that the Glazer Investors are not entitled to receive escrowed funds or such portion thereof as they are entitled to receive pursuant to the Glazer Purchase Agreement, in each case unless such action, claim or proceeding is the result of the fraud, bad faith, willful misconduct or gross negligence of any Glazer Indemnitee.

The Glazer Purchase Agreement may be terminated: (i) by mutual written consent of East Stone and the Principal Investors; (ii) automatically if East Stone’s shareholders fail to approve the Business Combination before February 24, 2022, subject to extension by mutual agreement; (iii) prior to the closing of the Business Combination by mutual agreement of the Principal Investors if there occurs a Company Material Adverse Effect (as defined in the Business Combination Agreement); (iv) by the Principal Investors if prior to the Extension Meeting, East Stone does not reach substantially similar non-redemption or forward purchase agreements with Other Investors committing an aggregate of 1,949,316 ordinary shares of East Stone to the same restrictions included in the Glazer Purchase Agreement and (v) by the Principal Investors, if prior to the special meeting of shareholders to approve the Business Combination an escrow agreement has not been executed.

East Stone has also entered into share purchase agreements with identical terms to the Glazer Purchase Agreement with Sea Otter (covering 974,658 shares) and with Mint Tower (covering 974,658 shares).

The foregoing description is only a summary of the Forward Purchase Agreements and is qualified in its entirety by reference to the full text of the form of Forward Purchase Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein. The form of Forward Purchase Agreement is included as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about East Stone or the Backstop Investors. The representations, warranties and covenants contained in the Forward Purchase Agreements were made only for purposes of that agreement; are solely for the benefit of the parties to the Forward Purchase Agreements; may have been made for the purposes of allocating contractual risk between the parties to the Forward Purchase Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Security holders and investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of East Stone or the Backstop Investor.

Founder Share Transfer Agreement

In connection with the above-mentioned arrangements, the Sponsor entered into certain share transfer agreements (the “Founder Share Transfer Agreements”) with the Backstop Investors.

Pursuant to the Founder Share Transfer Agreement with Meteora and Glazer on November 12, 2021 (the “Founder Share Transfer Agreement”), Meteora and Glazer agreed not to sell, transfer or seek redemption of an aggregate of 974,658 public shares of East Stone and to vote such shares in favor of the Extension and the Business Combination.

In consideration of Meteora and Glazer’s agreement to abide by such restrictions on its public shares, the Sponsor agreed to transfer to the Glazer Investors 44,444 founder shares for every 324,886 public shares not redeemed, for an aggregate of 133,332 founder shares. Of such amount, an aggregate of up to 45,000 founder shares will be transferred on or before the date of the Special Meeting, and an aggregate of 88,332 founder shares will be transferred to the Glazer Investors on or before the Business Combination Closing Date.

East Stone has also entered into founder shares transfer agreements with identical terms to the Founder Share Transfer Agreement with Sea Otter (pursuant to which 133,332 founder shares will be transferred to Sea Otter) and with Mint Tower (pursuant to which 133,332 founder shares will be transferred to Mint Tower).

Any founder shares transferred pursuant to the Founder Share Transfer Agreements will be transferred to such investors on or before the date of the Special Meeting and will be subject to the same rights and obligations as the remaining founder shares held by the Sponsor, including certain registration rights and the obligations to (a) vote any founder shares held by them in favor of the Business Combination, and (b) subject any founder shares held by them to the same lock-up restrictions as the founder shares held by the Sponsor.

The foregoing description is only a summary of the Founder Share Transfer Agreements and is qualified in its entirety by reference to the full text of the form of Founder Share Transfer Agreement, which is filed as Exhibit 10.2 hereto and incorporated by reference herein. The form of Founder Share Transfer Agreement is included as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about the Sponsor or the Backstop Investors. The representations, warranties and covenants contained in the Founder Share Transfer Agreements were made only for purposes of that agreement; are solely for the benefit of the parties to the Founder Share Transfer Agreements; may have been made for the purposes of allocating contractual risk between the parties to the Founder Share Transfer Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Security holders and investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Sponsor or the Backstop Investors.

Amendment to Business Combination Agreement

On November 12, 2021, the Business Combination Agreement (the “Business Combination Agreement Amendment”) was further amended to memorialize an agreement among the parties that any funds in East Stone’s trust account that relate to ordinary shares of East Stone held by the Backstop Investors shall not count toward the minimum cash condition contained in Section 9.2(d) of the Business Combination Agreement. In addition, Section 10.1(b) of the Business Combination Agreement was amended, contingent upon the effectiveness of the Extension, to provide that the Business Combination Agreement may be terminated at any time prior to the Business Combination Closing Date by either East Stone or JHD, if the Business Combination Closing Date does not occur by February 24, 2022.

The foregoing description is only a summary of the Business Combination Agreement Amendment and is qualified in its entirety by reference to the full text of the Business Combination Agreement Amendment, which is filed as Exhibit 10.3 hereto and incorporated by reference herein. The Business Combination Agreement Amendment is included as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about the parties thereto.

Amendment to the Founder Share Letter

On November 12, 2021, JHD, Pubco, Primary Seller, East Stone, the Sponsor, Navy Sail, Chunyi (Charlie) Hao, and Xiaoma (Sherman) Lu (Messers Hao and Lu, collectively with Navy Sail and the Sponsor, the “Primary Initial Shareholders”) entered into an amendment (the “Founder Share Letter Agreement Amendment”) to the Letter Agreement Regarding Forfeiture of Founder Shares, dated February 16, 2021 (the “Founder Share Letter”) by and among JHD, East Stone, the Sponsor, Navy Sail, Chunyi (Charlie) Hao, and Xiaoma (Sherman) Lu.

In connection with the Founder Shares Transfer Agreement, the Founder Share Letter was amended pursuant to a letter agreement dated November 12, 2021 (“Letter Agreement Amendment”). The Founder Share Letter provided, inter alia, that up to 1,725,000 East Stone ordinary shares (the “Forfeiture Shares”) would be subject to forfeiture in the event that East Stone did not have at least $100 million in cash at the closing of the business combination transaction, with the number of such shares to be forfeit determined on a sliding scale depending upon the amount of the cash shortfall, if any, with the entire amount of the 1,725,000 shares subject to forfeiture if East Stone’s cash at closing was $70 million or less. Under the terms of the Letter Agreement Amendment, East Stone, the Primary Initial Shareholders, JHD Holdings Limited, Pubco and the Primary Seller have agreed that the 1,725,000 Forfeiture Shares would be exchanged for an equivalent number of Pubco ordinary shares (“Forfeiture Replacement Shares”) at the Closing and that such Forfeiture Replacement Shares would be distributed as follows: (A) 138,000 Forfeiture Replacement Shares to the Primary Seller, (B) to Glazer, Sea Otter and Mint Tower, up to 450,000 Forfeiture Replacement Shares in consideration for their having entered into the Forward Share Purchase Agreements and the Founder Share Transfer Agreements and (C) out of the remaining Forfeiture Replacement Shares, (i) to a shareholder of the Sponsor who is not a director or officer of the Purchaser) up to 500,000 Forfeiture Replacement Shares and (ii) to the extent of any remaining Forfeiture Replacement Shares (a) 50% to Charlie Hao and Xiaoma (Sherman) Lu and (b) 50% to the Primary Seller.

The Forfeiture Replacement Shares being delivered to the Investors and to the Primary Seller are not subject to the forfeiture calculations under the Founder Share letter (as amended by the Letter Agreement), however the calculation of any Forfeiture Replacement Shares to be distributed to the shareholder of the Sponsor or to Charlie Hao, Sherman Lu and the Primary Seller under (C) above will be subject to the forfeiture calculations. To the extent that the forfeiture calculation results in less than all of the remaining Founder’s Shares subject to the arrangement (1,725,000) being distributed pursuant to the terms of the preceding paragraph, the remainder of such shares shall remain with the Primary Initial Shareholders.

The foregoing description is only a summary of the Letter Agreement Amendment and is qualified in its entirety by reference to the full text of the Letter Agreement Amendment, which is filed as Exhibit 10.3 hereto and incorporated by reference herein. The Letter Agreement Amendment is included as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about the parties thereto.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

10.1	Form of Forward Share Purchase Agreement
10.2	Form of Share Transfer Agreement
10.3	First Amendment to the Second Amended and Restated Business Combination Agreement, effective as of November 12, 2021, by and among East Stone Acquisition Corporation, Navy Sail International Limited, JHD Technologies Limited, Yellow River MergerCo Limited, JHD Holdings (Cayman) Limited, solely for purposes of Section 10.3 and Articles XII and XIII thereof, as applicable, Double Ventures Holdings Limited, and Yellow River (Cayman) Limited
10.4	Amendment to Letter Agreement Regarding Forfeiture of Founder Shares, dated November 12, 2021, by and among JHD Holdings (Cayman) Limited, East Stone Acquisition Corporation, Double Ventures Holdings Limited, Navy Sail International Limited, Yellow River (Cayman) Limited, JHD Technologies Limited Chunyi (Charlie) Hao, and Xiaoma (Sherman) Lu.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

ADDITIONAL INFORMATION

Pubco has filed with the SEC a Registration Statement on Form S-4 on June 28, 2021 (as amended, the “Registration Statement”) which includes a preliminary proxy statement of East Stone, and a prospectus in connection with the proposed business combination (the “Business Combination”) involving East Stone, JHD, Pubco, Yellow River MergerCo Limited, a British Virgin Islands company and a wholly-owned subsidiary of Pubco, Navy Sail International Limited, a British Virgin Islands company, in the capacity as the Purchaser Representative, Yellow River (Cayman) Limited, a Cayman Islands company, in the capacity as Primary Seller and Seller Representative, and the Sellers and Double Ventures Holdings Limited, a British Virgin Islands business company, for limited purposes thereof pursuant to the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of East Stone as of a record date to be established for voting on East Stone’s initial business combination with JHD. Shareholders of East Stone and other interested persons are advised to read the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with East Stone’s solicitation of proxies for the special meeting of its shareholders to be held to approve the Business Combination because these documents will contain important information about East Stone, JHD, Pubco and the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to East Stone by contacting its Chief Financial Officer, Chunyi (Charlie) Hao, c/o East Stone Acquisition Corporation, 25 Mall Road, Suite 330, Burlington, MA 01803, at (781) 202-9128 or at hao@estonecapital.com.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NO ASSURANCE

There can be no assurance that the proposed Business Combination will be completed, nor can there be any assurance, if the Business Combination is completed, that the potential benefits of combining the companies will be realized.

PARTICIPANTS IN THE SOLICITATION

East Stone, Pubco, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of East Stone in connection with the Business Combination. Information regarding the officers and directors of East Stone is set forth in East Stone’s annual report on Form 10-KT, which was filed with the SEC on June 9, 2021. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents to be filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties concerning the Business Combination, JHD’s expected financial performance, as well as its strategic and operational plans. Actual events or results may differ materially from those described in this report due to a number of risks and uncertainties. These risks and uncertainties could cause actual results or outcomes to differ materially from those indicated by such forward looking-statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against East Stone, JHD or others following announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement or any related private financing(s) due to the failure to obtain approval of the shareholders of East Stone; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the inability to recognize the anticipated benefits of the Business Combination; (7) the ability to obtain or maintain the listing of Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that JHD may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in filings with the SEC by East Stone or Pubco.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

East Stone Acquisition Corporation

Date: November 12, 2021	By:	/s/ Xiaoma (Sherman) Lu
		Name:	Xiaoma (Sherman) Lu
		Title:	Chief Executive Officer